UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

INFRASTRUCTURE AND ENERGY ALTERNATIVES, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

45686J104

(CUSIP Number)

Alison S. Ressler, Esq.

Rita-Anne O’Neill, Esq.

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, California 90067

(310) 712-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 24, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Special Situations Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,686,645 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,686,645 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,686,645 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.6%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

** The calculation of the percentage of outstanding shares is based on (i) 48,323,406 shares of Common Stock outstanding as of May 9, 2022 as disclosed by the Issuer (as defined in this Schedule 13D) in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2022 (the “10-Q”) plus (ii) 254,451 shares of Common Stock underlying Pre-Funded Warrants purchased by ASOF (as defined below) in connection with the Issuer’s July 29, 2021 public offering (the “Pre-Funded Warrants”). Such Pre-Funded Warrants are currently exercisable because the Form of the Pre-Funded Warrant allows the Reporting Persons (as defined below) to exercise Pre-Funded Warrants to the extent that such exercise would not result in the Reporting Persons beneficially owning more than 32% of the outstanding Common Stock of the Issuer.

CUSIP No. 45686J104

1.	Names of Reporting Persons ASSF Operating Manager IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,686,645 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,686,645 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,686,645 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.6%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

** The calculation of the percentage of outstanding shares is based on (i) 48,323,406 shares of Common Stock outstanding as of May 9, 2022 as disclosed by the Issuer in its 10-Q plus (ii) 254,451 shares of Common Stock underlying Pre-Funded Warrants purchased by ASOF currently exercisable into Common Stock.

CUSIP No. 45686J104

1.	Names of Reporting Persons ASOF Holdings I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,809,081* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,809,081* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,809,081* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.3%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* Includes (i) 11,554,630 shares of Common Stock and (ii) 254,451 shares of Common Stock underlying Pre-Funded Warrants purchased by ASOF currently exercisable into Common Stock.

** The calculation of the percentage of outstanding shares is based on (i) 48,323,406 shares of Common Stock outstanding as of May 9, 2022 as disclosed by the Issuer in its 10-Q plus (ii) 254,451 shares underlying Pre-Funded Warrants purchased by ASOF currently exercisable into Common Stock.

CUSIP No. 45686J104

1.	Names of Reporting Persons ASOF Investment Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,809,081* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,809,081* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,809,081* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.3%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Includes (i) 11,554,630 shares of Common Stock and (ii) 254,451 shares of Common Stock underlying Pre-Funded Warrants purchased by ASOF currently exercisable into Common Stock.

** The calculation of the percentage of outstanding shares is based on (i) 48,323,406 shares of Common Stock outstanding as of May 9, 2022 as disclosed by the Issuer in its 10-Q plus (ii) 254,451 shares of Common Stock underlying Pre-Funded Warrants purchased by ASOF currently exercisable into Common Stock.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,544,914* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,544,914* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,544,914* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.0%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The number of shares beneficially owned consists of (i) 15,241,275 shares of Common Stock; (ii) (a) 46,039 shares of Common Stock underlying Restricted Stock Units (“RSUs”) granted to Matthew Underwood, in his capacity as a director serving on the Board, 40,135 of which vested on March 26, 2021 and 5,904 of which vested on March 26, 2022 and (b) 3,149 shares of Common Stock granted to Scott Graves on May 9, 2022, in his capacity as a director serving on the Board, all of which were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs and Common Stock, respectively; and (iii) 254,451 shares of Common Stock underlying Pre-Funded Warrants purchased by ASOF.

** The calculation of the percentage of outstanding shares is based on (i) 48,323,406 shares of Common Stock outstanding as of May 9, 2022 as disclosed by the Issuer in its 10-Q plus (ii) 254,451 shares of Common Stock underlying Pre-Funded Warrants purchased by ASOF currently exercisable into Common Stock.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,544,914* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,544,914* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,544,914* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.0%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The number of shares beneficially owned consists of (i) 15,241,275 shares of Common Stock; (ii) (a) 46,039 shares of Common Stock underlying vested RSUs granted to Matthew Underwood, in his capacity as a director serving on the Board and (b) 3,149 shares of Common Stock granted to Scott Graves, in his capacity as a director serving on the Board, all of which were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs and Common Stock, respectively; and (iii) 254,451 shares of Common Stock underlying Pre-Funded Warrants purchased by ASOF.

** The calculation of the percentage of outstanding shares is based on (i) 48,323,406 shares of Common Stock outstanding as of May 9, 2022 as disclosed by the Issuer in its 10-Q plus (ii) 254,451 shares of Common Stock underlying Pre-Funded Warrants purchased by ASOF currently exercisable into Common Stock.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,544,914* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,544,914* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,544,914* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.0%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The number of shares beneficially owned consists of (i) 15,241,275 shares of Common Stock; (ii) (a) 46,039 shares of Common Stock underlying vested RSUs granted to Matthew Underwood, in his capacity as a director serving on the Board and (b) 3,149 shares of Common Stock granted to Scott Graves, in his capacity as a director serving on the Board, all of which were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs and Common Stock, respectively; and (iii) 254,451 shares underlying Pre-Funded Warrants purchased by ASOF.

** The calculation of the percentage of outstanding shares is based on (i) 48,323,406 shares of Common Stock outstanding as of May 9, 2022 as disclosed by the Issuer in its 10-Q plus (ii) 254,451 shares of Common Stock underlying Pre-Funded Warrants purchased by ASOF currently exercisable into Common Stock.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,544,914* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,544,914* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,544,914* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.0%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

* The number of shares beneficially owned consists of (i) 15,241,275 shares of Common Stock; (ii) (a) 46,039 shares of Common Stock underlying vested RSUs granted to Matthew Underwood, in his capacity as a director serving on the Board and (b) 3,149 shares of Common Stock granted to Scott Graves, in his capacity as a director serving on the Board, all of which were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs and Common Stock, respectively; and (iii) 254,451 shares of Common Stock underlying Pre-Funded Warrants purchased by ASOF.

** The calculation of the percentage of outstanding shares is based on (i) 48,323,406 shares of Common Stock outstanding as of May 9, 2022 as disclosed by the Issuer in its 10-Q plus (ii) 254,451 shares underlying Pre-Funded Warrants purchased by ASOF currently exercisable into Common Stock.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Voting LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,544,914* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,544,914* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,544,914* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.0%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The number of shares beneficially owned consists of (i) 15,241,275 shares of Common Stock; (ii) (a) 46,039 shares of Common Stock underlying vested RSUs granted to Matthew Underwood, in his capacity as a director serving on the Board and (b) 3,149 shares of Common Stock granted to Scott Graves, in his capacity as a director serving on the Board, all of which were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs and Common Stock, respectively; and (iii) 254,451 shares of Common Stock underlying Pre-Funded Warrants purchased by ASOF.

** The calculation of the percentage of outstanding shares is based on (i) 48,323,406 shares of Common Stock outstanding as of May 9, 2022 as disclosed by the Issuer in its 10-Q plus (ii) 254,451 shares of Common Stock underlying Pre-Funded Warrants purchased by ASOF currently exercisable into Common Stock.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,544,914* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,544,914* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,544,914* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.0%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The number of shares beneficially owned consists of (i) 15,241,275 shares of Common Stock; (ii) (a) 46,039 shares of Common Stock underlying vested RSUs granted to Matthew Underwood, in his capacity as a director serving on the Board and (b) 3,149 shares of Common Stock granted to Scott Graves, in his capacity as a director serving on the Board, all of which were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs and Common Stock, respectively; and (iii) 254,451 shares of Common Stock underlying Pre-Funded Warrants purchased by ASOF.

** The calculation of the percentage of outstanding shares is based on (i) 48,323,406 shares of Common Stock outstanding as of May 9, 2022 as disclosed by the Issuer in its 10-Q plus (ii) 254,451 shares of Common Stock underlying Pre-Funded Warrants purchased by ASOF currently exercisable into Common Stock.

CUSIP No. 45686J104

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,544,914* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,544,914* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,544,914* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.0%** (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The number of shares beneficially owned consists of (i) 15,241,275 shares of Common Stock; (ii) (a) 46,039 shares of Common Stock underlying vested RSUs granted to Matthew Underwood, in his capacity as a director serving on the Board and (b) 3,149 shares of Common Stock granted to Scott Graves, in his capacity as a director serving on the Board, all of which were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs and Common Stock, respectively; and (iii) 254,451 shares of Common Stock underlying Pre-Funded Warrants purchased by ASOF.

** The calculation of the percentage of outstanding shares is based on (i) 48,323,406 shares of Common Stock outstanding as of May 9, 2022 as disclosed by the Issuer in its 10-Q plus (ii) 254,451 shares of Common Stock underlying Pre-Funded Warrants purchased by ASOF currently exercisable into Common Stock.

This Amendment No. 14 (this “Amendment No. 14”) to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by certain of the Reporting Persons on May 23, 2019 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on August 15, 2019, as amended by Amendment No. 2 to the Original Schedule 13D filed by the Reporting Persons on September 4, 2019, as amended by Amendment No. 3 to the Original Schedule 13D filed by the Reporting Persons on October 9, 2019, as amended by Amendment No. 4 to the Original Schedule 13D filed by the Reporting Persons on October 31, 2019, as amended by Amendment No. 5 to the Original Schedule 13D filed by the Reporting Persons on November 18, 2019, as amended by Amendment No. 6 to the Original Schedule 13D filed by the Reporting Persons on January 27, 2020, as amended by Amendment No. 7 to the Original Schedule 13D filed by the Reporting Persons on March 12, 2020, as amended by Amendment No. 8 to the Original Schedule 13D filed by the Reporting Persons on July 27, 2020, as amended by Amendment No. 9 to the Original Schedule 13D filed by the Reporting Persons on February 5, 2021, as amended by Amendment No. 10 to the Original Schedule 13D filed by the Reporting Persons on February 11, 2021, as amended by Amendment No. 11 to the Original Schedule 13D filed by the Reporting Persons on July 28, 2021, as amended by Amendment No. 12 to the Original Schedule 13D filed by the Reporting Persons on July 30, 2021, and as amended by Amendment No. 13 to the Original Schedule 13D filed by the Reporting Persons on October 5, 2021 (as so amended, the “13D Filing,” and together with this Amendment No. 14, this “Schedule 13D”). Except as amended in this Amendment No. 14, the 13D Filing remains in full force and effect. Terms defined in the 13D Filing are used in this Amendment No. 14 as so defined, unless otherwise defined in this Amendment No. 14.

The Reporting Persons have been or currently are party to certain agreements with the Oaktree Entities, which agreements are described in Item 6 of this Schedule 13D and contemplate or contemplated, among other things, the issuance, exchange or transfer of certain securities of the Issuer (including securities convertible into or exercisable for shares of Common Stock), and certain other obligations of the Reporting Persons and the Oaktree Entities in respect of such securities. As a result, the Reporting Persons may be deemed to be members of a “group”, within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Oaktree Entities. The Reporting Persons expressly disclaim any membership in a group with the Oaktree Entities. The beneficial ownership of the Reporting Persons does not include any shares of Common Stock that may be beneficially owned by any of the Oaktree Entities or their affiliates, and the Reporting Persons disclaim beneficial ownership over such shares.

Item 2. Identity and Background

Items last sentence of Item 2(a) of the 13D Filing is hereby amended and restated as follows:

The Reporting Persons have entered into a joint filing agreement, dated as of July 26, 2022, a copy of which is attached hereto as Exhibit 99.14.

Item 5. Interest in Securities of the Issuer

Items 5(a) and 5(c) of the 13D Filing are hereby amended and restated in their entirety as follows:

(a) Aggregate Number and Percentage of Securities.  As of the date that this Amendment No. 14 is filed, (i) ASSF IV directly holds 3,686,645 shares of Common Stock and (ii) ASOF directly holds 11,809,081 shares of Common Stock, which includes 254,451 shares of Common Stock underlying Pre-Funded Warrants purchased by ASOF that are currently eligible for exercise. This amount excludes (i) 4,072,871 shares of Common Stock issuable upon exercise of the remaining Pre-Funded Warrants held by ASOF that are not currently exercisable because the Form of the Pre-Funded Warrant prohibits the Reporting Persons from exercising any Pre-Funded Warrant to the extent that the exercise of such Pre-Funded Warrants would result in the Reporting Persons beneficially owning more than 32% of the outstanding Common Stock of the Issuer and (ii) 635,797 shares of Common Stock issuable pursuant to certain anti-dilution warrants, the terms of which provide that ASSF IV and ASOF may receive additional shares of the Issuer’s Common Stock upon certain exercises of securities held by other shareholders. Ares Management LLC directly holds (i) 46,039 shares of Common Stock underlying vested RSUs granted to Matthew Underwood, in his capacity as a director serving on the Board, which vested on or before March 26, 2022 and (ii) 3,149 shares of Common Stock granted to Scott Graves, in his capacity as a director serving on the Board, which were granted on May 9, 2022. This amount does not include 9,251 RSUs granted to Matthew Underwood and 9,251 RSUs granted to Scott Graves, which were granted to both in their capacity as directors serving on the Board, all of which were granted directly to Ares Management LLC, and are held by Ares Management LLC as the direct holder of such RSUs and which have not yet vested.

Pursuant to Rule 13d-3(d)(1)(i) under the Act, the applicable ownership percentages reported in this Amendment No. 14 are based on (i) 48,323,406 shares of Common Stock outstanding as of May 9, 2022 as disclosed by the Issuer in its 10-Q plus (ii) 254,451 shares of Common Stock underlying Pre-Funded Warrants purchased by ASOF currently exercisable into Common Stock.

(c) Transactions within the past 60 days.

None.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended by adding the following disclosure after the final paragraph in the section:

Voting and Support Agreement

On July 24, 2022, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among MasTec, Inc. (“Parent”), Indigo Acquisition I Corp. (“Merger Sub”) and the Issuer, whereby, among other things, Merger Sub will be merged with and into the Issuer, with the Issuer being the surviving entity (the “Merger”). The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 25, 2022.

On July 24, 2022, in connection with the execution of the Merger Agreement, ASSF IV and ASOF entered into a voting agreement with Parent (the “Voting Agreement”). Pursuant to the Voting Agreement, ASSF IV and ASOF have agreed, among other things, to vote (or cause to be voted) all Stockholder Shares (as defined in the Voting Agreement) beneficially owned by ASSF IV or ASOF, as applicable, as of the applicable record date (i) in favor of the Merger, the Merger Agreement (to the extent required), and the transactions contemplated by the Merger Agreement and any other actions presented at any meeting of the stockholders of the Company that are necessary to consummate the transactions contemplated by the Merger Agreement and (ii) against any action or agreement that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement, including the Merger.

ASSF IV and ASOF further agreed not to transfer any Stockholder Shares subject to the Voting Agreement or Company Warrants (as defined in the Merger Agreement), subject to certain limited exceptions.

The Voting Agreement will automatically terminate upon the first to occur of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the effective time of the Merger and (iii) any modification, waiver or amendment to any provision of the Merger Agreement that is effected without ASSF IV or ASOF’s prior written consent and that (x) reduces the amount or changes the form or type of the consideration payable to ASSF IV and ASOF, respectively, reduces, or imposes any conditions, requirements or restrictions on, ASSF IV or ASOF’s right to receive the consideration payable to ASSF IV or ASOF, respectively, or that materially delays the timing of any such payment, in each case, pursuant to the Merger Agreement as in effect on the date of the Voting Agreement or (y) otherwise adversely affects the interests of ASSF IV or ASOF in any material respect.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed as Exhibit 5.30 to this Schedule 13D and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the 13D Filing is hereby amended by adding the following:

Exhibit 5.30	Voting and Support Agreement
Exhibit 99.14	Joint Filing Agreement, dated as of July 26, 2022, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 26, 2022

ARES SPECIAL SITUATIONS FUND IV, L.P.

By:	ASSF OPERATING MANAGER IV, L.P.
Its:	Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ASSF OPERATING MANAGER IV, L.P.

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ASOF HOLDINGS I, L.P.

By:	ASOF INVESTMENT MANAGEMENT LLC
Its:	Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ASOF INVESTMENT MANAGEMENT LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.

By:	ARES HOLDCO LLC
Its:	General Partner

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES HOLDCO LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT CORPORATION

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT GP LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES VOTING LLC

By:	ARES PARTNERS HOLDCO LLC
Its Sole Member

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

EXHIBIT INDEX

Exhibit 5.30	Voting and Support Agreement
Exhibit 99.14	Joint Filing Agreement, dated as of July 26, 2022, by and among the Reporting Persons.